YouSolar, Inc.



ANNUAL REPORT

292 Brokaw Road

Santa Clara, CA 95050

(917) 364-4266

www.yousolar.com

This Annual Report is dated May 1, 2023.

BUSINESS

YouSolar Inc. was formed on May 11, 2010 in Delaware under the entity Fireball Solar Technologies, LLC. On January 16th of 2013, the company converted from Fireball Solar Technologies, LLC to Fireball Technologies, Inc. On April 22, 2013, Fireball Technologies, Inc. amended the company name to YouSolar, Inc. ("YouSolar"). All intellectual property has been assigned to and is owned by the company.

YouSolar sells the PowerBloc®, an independent solar+battery nano-grid that delivers clean and resilient power for the home or business. The PowerBloc is not a backup system but a primary power system to the home or business. Solar energy is the primary energy source, but PowerBloc can seamlessly blend solar, utility, and generator power on its efficient direct current architecture. YouSolar is installing PowerBloc systems at homes in Northern California threatened by wildfires and a clinic in Key West, Florida, in the path of tropical storms.

Previous Offerings

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $174,199.64
Number of Securities Sold: 1,170,098

Use of proceeds: Research and development, product development, company operations.
Date: August 12, 2020
Offering exemption relied upon: 506(b)

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $288,500.00
Number of Securities Sold: 3,187,838
Use of proceeds: Research and development, product development, market research,
installation of demonstration project, and customer acquisition.
Date: December 11, 2018
Offering exemption relied upon: 506(b)

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $604,100.00
Number of Securities Sold: 6,675,133
Use of proceeds: Research and development, product development, company operations.
Date: October 10, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $78,000.00
Use of proceeds: Product development, software development at demonstration project,
inventory, marketing.
Date: February 11, 2020
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $10,000.00
Use of proceeds: Product development, software development at demonstration, project,
inventory, marketing.
Date: November 06, 2019
Offering exemption relied upon: 506(b)

Name: Series Seed 1-6
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 19,866,714
Use of proceeds: This issuance was related to a conversion of convertible loans and resulted in
no funds to the company, therefore, there was no use of proceeds.
Date: December 11, 2018
Offering exemption relied upon: 506(b)

Type of security sold: Debt
Final amount sold: $85,567.00
Use of proceeds: For working capital and general corporate purposes.
Date: December 28, 2021
Offering exemption relied upon: 4(a)(2)

Type of security sold: SAFE
Final amount sold: $88,000.00
Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.
Date: March 01, 2020
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $1,000,000.00
Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.
Date: July 07, 2021
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $2,000,000.00
Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.
Date: January 06, 2021
Offering exemption relied upon: 506(b)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $1,080,647.57
Number of Securities Sold: 6,564,455
Use of proceeds: Research and development, product development, company operations.
Date: August 14, 2020
Offering exemption relied upon: Regulation CF

Type of security sold: SAFE
Final amount sold: $340,000.00
Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.
Date: December 31, 2022
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:
YouSolar has been developing the PowerBloc®, a solar+battery system based on a patented parallel direct current architecture, for nearly all of its operating history. This effort included the development of power electronics, controls, firmware and software, a solar production forecast, a user interface, enclosures, and a cloud-based data and product database. The great majority of our budget has been spent on this broad and complex research and development.
The company started generating substantial revenue in 2022 from the installation of six residential PowerBlocs.
The company's operating expenses decreased from $3,136,034.50 in 2021 to $1,467,753.99 in 2022.

Historical results and cash flows:
By the end of 2022, YouSolar had a commercial PowerBloc solar+battery system that was proven in the field. The system is based on modules that fit cabinets and racks with a 19" width, an industry standard. After stopping PowerBloc sales in mid-2021 to focus on installations, we resumed sales in late 2022 and closed one residential sale worth $168,770. In the first quarter of 2023, we closed three additional sales worth $495,937 in total. We now have a commercial product we can sell and install within a few weeks or months of entering into an equipment sales and installation agreement with a customer. Therefore, we expect our financials to show an increase in sales and thus to look different from our historical financials.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $85,345.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: The company owes debts to the founders and a family member of the CEO and president and one of its directors.
Amount Owed: $152,737.32
Interest Rate: 10.0% per year
Maturity Date: January 01, 2030

Creditor: The company owes debts to shareholders and employees.
Amount Owed: $92,375.00

Interest Rate: 10.0%
Maturity Date: January 01, 2030

Creditor: The company utilizes a revolving credit line from Headway Capital.
Amount Owed: $62,103.46
Interest Rate: 4.0% per month
Maturity Date: n/a

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Arnold Leitner
Arnold Leitner's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder, CEO and President
Dates of Service: May, 2010 - Present
Responsibilities: Product design, management, and fundraising. This is Arnold's full-time role.
Arnold has an annual salary of U.S. 275k. As the founder, Arnold holds founder's shares,
Common A. He was also issued options in 2018. He may receive additional stock option grants
in the future.

Position: Board Member
Dates of Service: January, 2013 - Present
Responsibilities: Member of the board of directors. Arnold is not compensated for his role as
board member.

Other business experience in the past three years:

Employer: Arnold Leitner & Partners LLC (ALNP)
Title: Managing Member
Dates of Service: May, 2005 - Present
Responsibilities: Identify and invest in business opportunities in the renewable energy and
environmental technology sector.

Name: Michael W. Allman
Michael W. Allman's current primary role is with H2scan. Michael W. Allman currently services 2
hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: June, 2017 - Present
Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

Employer: H2scan
Title: Chairman

Dates of Service: January, 2017 - Present
Responsibilities: Executive management.

Name: Bob Rutter
Bob Rutter's current primary role is with EIQ Energy Inc. Bob Rutter currently services 20-40 hours hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board of Director
Dates of Service: July, 2022 - Present
Responsibilities: Advising the board on technology.

Other business experience in the past three years:

Employer: EIQ Energy Inc
Title: Systems and Firmware Engineer
Dates of Service: January, 2016 - Present
Responsibilities: designed and developing systems

Name: Rupert Mayer
Rupert Mayer's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Financial Officer and Head of Strategy
Dates of Service: December, 2022 - Present
Responsibilities: Financial planning and reporting

Other business experience in the past three years:

Employer: IPfolio Corporation
Title: Founder & Chief of Product
Dates of Service: April, 2019 - October, 2022
Responsibilities: Stepped down from the CEO role to focus on leading Product & Engineering after selling the company that Rupert started in 2012 to a strategic partner.
Other business experience in the past three years:

Employer: Clarivate PLC
Title: Executive Product Evangelist
Dates of Service: November, 2020 - May, 2022
Responsibilities: Primary liaison to internal and external stakeholders of the Product team of Clarivate's IP Group and primary strategic advisor to the SVP of Product

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Arnold Leitner & Partners LLC (ALNP) - (ALNP is managed by Arnold Leitner, CEO and President, who owns 45% of ALNP. Arnold has the power and authority to make all decisions for ALNP. Pradyna Leitner, Arnold's wife, owns 45% of ALNP. Lisa Eidt and Christian Ruebesam, co-founders, each own 5% of ALNP).
Amount and nature of Beneficial ownership: 8,855,781
Percent of class: 70.01

RELATED PARTY TRANSACTIONS

Name of Entity: Annemarie Lisa Eidt
Relationship to Company: Founder
Nature / amount of interest in the transaction: Lisa provides graphic and user interface design for the company. She is paid cash for services.
Material Terms: Lisa charges the company USD 50/hour for design and research and USD 35/hour for meetings and communication. Lisa senior designer who during her career designed the logo, font, and style guide for the logos of all offices of the German executive branch and its agencies.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, Series Seed Preferred Stock (Series 1- 6), Series A Preferred Stock, SAFE Note - Series 0, SAFE Note - Series 1, SAFE Notes - Series 2, and 2022 Bridge SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,756,753 of Class B Common Stock.

Class A Common Stock
The amount of security authorized is 67,000,000 with a total of 8,855,781 outstanding.
Voting Rights
The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders.
Material Rights
There are no material rights associated with Class A Common Stock.

Class B Common Stock
The amount of security authorized is 65,000,000 with a total of 29,431,197 outstanding.
Voting Rights
The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law.
Material Rights
Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications,

(iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Options
The total amount outstanding includes stock options issued to purchase 12,183,165 shares of Class B Common Stock, having an exercise price ranging from $0.0001 to $0.11 per share. The total amount outstanding includes stock options reserved but unissued to purchase 2,815,075 shares of Class B Common Stock, having an exercise price ranging from $0.0001 to $0.11 per share.

Warrants
The total amount outstanding includes warrants to purchase 5,590,350 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share.

Series Seed Preferred Stock (Series 1- 6)
The amount of security authorized is 19,866,724 with a total of 19,866,724 outstanding.
Voting Rights
Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. (See additional information below)
Material Rights
Series Seed 1-6 Preferred Stock have been authorized in the following amounts for each class:
Series Seed 1: 6,552,714 shares authorized, and outstanding.
Series Seed 2: 2,611,616 shares authorized, and outstanding.
Series Seed 3: 2,018,566 shares authorized, and outstanding.
Series Seed 4: 2,309,579 shares authorized, and outstanding.
Series Seed 5: 1,814,742 shares authorized, and outstanding.
Series Seed 6: 4,559,507 shares authorized, and outstanding.
We have outstanding warrants to purchase 5,590,350 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share.
Dividend Rights.
The holders of Preferred Stock are entitled to receive non-cumulative dividends, out of any funds legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Class A Common Stock, Class B Common Stock or other securities and rights convertible into Common Stock) on the Class A Common Stock or Class B Common Stock, at the applicable Dividend Rate (as defined below), payable when and if declared by the Board of Directors.

"Dividend Rate" means, with respect to any share of Preferred Stock, an amount per annum equal to six percent (6%) of the Original Issue Price (as defined below) applicable to such share of Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Class A Common Stock, Class B Common Stock and Preferred Stock in proportion to the number of shares of Class A Common Stock and Class B Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Class B Common Stock at the then effective conversion rate. "Original Issue Price" means $0.3325 per share for each share of the Series Seed-1 Preferred Stock, $0.2000 per share for each share of the Series Seed-2 Preferred Stock, $0.1750 per share for each share of the Series Seed-3 Preferred Stock, $0.1500 per share for each share of the Series Seed-4 Preferred Stock, $0.0613 per share for each share of the Series Seed-5 Preferred Stock, $0.0500 per share for each share of the Series Seed-6 Preferred Stock and $0.0905 per share for each share of the Series A Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

Liquidation Rights.

Upon any Liquidation Event (as defined below), the holders of each series of Preferred Stock shall receive out of the proceeds or assets legally available for distribution (the "Proceeds"), prior and in preference to any distribution of the Proceeds to the holders of Common Stock, an amount per share equal to the sum of (i) with respect to the Series Seed Preferred Stock, 1.5 times the Original Issue Price, and (ii) with respect to the Series A Preferred Stock, 1 times the applicable Original Issue Price, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds are insufficient to permit the payment of the full preferential amounts, then the entire Proceeds shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this paragraph.

Upon completion of the distribution required by the foregoing paragraph, all of the remaining Proceeds, shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Class A Common Stock and Class B Common Stock held by each.

Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive upon a Liquidation Event, each such holder shall be deemed to have converted (regardless of whether such holder actually converted) its shares of Preferred Stock, into shares of Class B Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted into shares of Class B Common Stock.

A "Liquidation Event" includes, (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of our assets, (B) the consummation of our merger or consolidation with or into another entity (except a merger or consolidation in which the holders of our capital stock immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of our capital stock or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation),

(C) the closing of the transfer, in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of our securities if, after such closing, such person or group would hold fifty percent (50%) or more of our then outstanding voting stock or the outstanding voting stock of the surviving or acquiring entity, or (D) our liquidation, dissolution or winding up; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change our state of incorporation or to create a holding company that will be owned in substantially the same proportions by persons who held our securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Conversion of Preferred Stock

Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for such series by the applicable Conversion Price for such series. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price of such series, subject to adjustment as set forth below.

Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the then effective Conversion Price immediately upon the earlier of (a) the closing of the sale of Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, which results in at least $30,000,000 of gross proceeds to us (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Conversion Price Adjustments for Certain Dilutive Issuances.

The Conversion Prices of the Preferred Stock are subject to adjustment in the case of subdivisions or combinations of common stock, stock dividends and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events. The Conversion Price for each series of Preferred Stock, is also subject to adjustment in the case of certain issuances of securities at less than the then applicable Conversion Price for such series of Preferred Stock, based on a weighted average anti-dilution formula.

Voting Rights.

General Matters. The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders. The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law. Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock.

Director Election Rights. As long as at least 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of Preferred Stock shall be entitled to elect one (1) director (the "Preferred Director"), and the holders of outstanding Common Stock, voting together as a single class, shall be entitled to elect two (2) directors. To the extent the board has more than three (3) directors, the holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors.

Any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of our Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by written consent or through a vote at a stockholder meeting. Any director may be removed, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors.

Special Voting Rights of Preferred Stock.

As long as 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, we may not take any of the actions set forth below without the approval of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis):

(a) consummate a Liquidation Event;

(b) amend, alter or repeal any provision of our Amended and Restated Certificate of Incorporation or Bylaws so as to adversely alter or change the rights, preferences, privileges and restrictions of the shares of Preferred Stock;

(c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock;

(d) authorize, create or issue any equity security, or instrument convertible into any security, having a preference over, or on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A Preferred Stock;

(e) (i) reclassify, alter or amend any existing security that is pari passu with the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

(f) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any Preferred Stock or Common Stock; except for the repurchase of certain shares of Common Stock from employees, officers, directors, consultants and service providers, under certain circumstances;

(g) change the authorized number of, or method of electing directors; or

(h) pay or declare any dividend other than dividends payable on Common Stock solely in the form of additional shares of Common Stock.

Registration Rights

Pursuant to an Investors' Rights Agreement entered into between us and the holders of each class of our Preferred Stock, we agreed that if we engage in a firm commitment underwritten public offering of our Common Stock or other equity securities, then upon a written request of the holders of a majority of the outstanding shares of Common Stock issued or issuable upon conversion of the Preferred Stock (collectively, "Registrable Securities"), made any time after six months from the effective date of such underwritten public offering, and subject to certain exceptions, we shall use commercially reasonable efforts to effect as soon and practical, a registration of such Registrable Securities; provided that the anticipated aggregate offering price of such Registrable Securities is at least $15,000,000. In addition, subject to certain underwriting requirements, we agreed that if we propose to register any of our securities held by our stockholders (other than the holders of Registrable Securities) in connection with a public offering of securities solely for cash, we shall, upon the written request of any holder of Registrable Securities, use our commercially reasonably efforts to cause all of such Registrable Securities, to be registered under the Act. We further agreed that subject to certain exceptions, upon receipt of a request from the holders of at least 30% of our Registrable Securities, we shall use commercially reasonable efforts to effect as soon as practical, a registration of such Registrable Securities pursuant to Form S-3.

Series A Preferred Stock
The amount of security authorized is 16,574,586 with a total of 9,862,971 outstanding.
Voting Rights
Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. (See additional information in Series Seed Preferred Stock - Other Material Rights above)
Material Rights
See "Series Seed Preferred Stock - Other Material Rights" above for a summary of rights, preferences, privileges and restrictions of the Company's classes of preferred stock.
SAFE Note - Series 0
The security will convert into Preferred stock and the terms of the SAFE Note - Series 0 are outlined below:
Amount outstanding: $88,000.00
Discount Rate: 25.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: A bona fide equity financing of preferred stock

SAFE Note - Series 1
The security will convert into Preferred stock and the terms of the SAFE Note - Series 1 are outlined below:
Amount outstanding: $2,000,000.00
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: A bona fide equity financing of preferred stock

SAFE Notes - Series 2
The security will convert into Preferred stock and the terms of the SAFE Notes - Series 2 are outlined below:
Amount outstanding: $1,000,000.00
Discount Rate: 20.0%

Valuation Cap: $30,000,000.00
Conversion Trigger: A bona fide equity financing of preferred stock

2022 Bridge SAFE
The security will convert into Equity shares (common or preferred) and the terms of the 2022 Bridge SAFE are outlined below:
Amount outstanding: $340,000.00
Discount Rate: 20.0%
Valuation Cap: $35,000,000.00
Conversion Trigger: Bona fide equity financing with an aggregate amount of USD 3 million, including capital raised in any Regulation CF crowdfunding campaign beginning on or after December 29, 2021 but not including any such crowdfunding campaign occurring before such date.
Material Rights: All SAFE investors will receive most favored nation terms with respect to any subsequent convertible securities issued.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the energy sector. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class B Common Stock in the amount of up to five-million United States Dollars (USD 5,000,000) in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our product developments and sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our product developments and sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are could be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current products and services are variants on one type of product, independent solar and battery power systems. Our revenues are therefore dependent upon the market for solar-battery systems. Some of our products are still in prototype phase and might never be operational products It is possible that for certain features of our product there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage of some of the features of our product and have only manufactured a few first systems of the PowerBloc® solar-battery nano-grid. Delays or cost overruns in the development of additional features of the PowerBloc® and failure of the product to meet our performance estimates during validation with customers may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you could get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will likely fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits YouSolar, Inc. was formed on May 11, 2010. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. YouSolar has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and has generated little revenue. If you are investing in this company, it's because you think that the PowerBloc® is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns a number of patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As any business, we are vulnerable to hackers who may access our cloud-based customer and product database or any of our internet-connected computers. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on YouSolar could harm our reputation and materially negatively impact our financial condition and business. We are a new company with risks related to small early stage businesses. We are a small business, and are, therefore, subject to the risks and expenses that most small businesses face. We generated $273,917.81 in revenues in 2022, and we expect to experience net losses in the foreseeable future. In order to be successful, we must, among other things, successfully execute our business and marketing strategy, contract with distributors, successfully market our products and operate our business in compliance with applicable law, respond to competitive developments, and attract and retain qualified personnel. There can be no assurance that we will be successful in accomplishing the foregoing, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations. Our business strategy depends on the widespread adoption of solar-battery technology. The market for solar and battery products is emerging and rapidly evolving, and its future success is uncertain. If demand for solar and battery products fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability. The factors influencing the widespread adoption of solar and battery technology include, (a) cost-effectiveness, performance and reliability of solar and battery technologies as compared with conventional and other alternative energy technologies, (b) success of alternative distributed generation technologies such as fuel cells, wind power and micro turbines with or without batteries, (c) fluctuations in economic and market conditions which impact the viability of conventional and non-solar-battery alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels, (d) continued deregulation of the electric power industry and broader energy industry, and (e) availability of government subsidies and incentives for both solar and other energy sources or tariffs or other duties imposed on components used in our system. The success of our business is highly correlated to general economic conditions. Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States or in other countries in which we operate and may operate in the future may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock. Natural disasters and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization subsequently declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance into the future will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly. The growth of our business depends on our ability to finance new products and services. We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses. Products we manufacture may contain design or manufacturing defects, which could result in customer claims. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or canceled customer orders. If these defects occur, we will incur additional costs and if in large quantities or too frequently, we may sustain loss of business, loss of reputation and may incur liability. The reduction or elimination of government and economic incentives could cause our revenue to decline. The cost to produce solar energy in many parts is below the cost of electricity in the U.S. from traditional sources. However, there is significant cost of integrating variable solar energy sources into the electric power system or of customer-owned batteries to store variable energy locally. As a result, to encourage the adoption of solar and battery technologies, the U.S. government and numerous state governments continue to provide subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar energy products. Reduction, elimination and/or periodic interruption of these government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in the diminished competitiveness of solar energy, and materially and adversely affect the growth of these markets and our revenues. Even though by default our system does not net-meter and, in our best understanding, does not require utility approval, electric utility companies that have significant political lobbying powers may push for a change in the relevant legislation in our markets, in particular related to the aforementioned economic subsidies. The reduction or elimination of government subsidies could cause our revenues to decline and materially and adversely affect our business, financial condition and results of operations. We face intense competition, and many of our competitors have substantially greater resources than we do. We compete with major international and domestic companies. Some of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. In addition, many of our competitors are developing and are currently producing products based on new solar energy or battery technologies that may ultimately have costs similar to, or lower than, our projected costs. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of solar and solar-related products than we can. Our business relies on sales of our solar and battery products and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar products. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share. Because our industry is highly competitive, we may lose market share to larger companies that are better equipped to weather a deterioration in market conditions due to increased competition. Our industry is highly competitive and fragmented and is subject to rapid change. We may in the future compete for potential customers with solar and HVAC systems installers and servicers, electricians, utilities and other providers of solar energy equipment or electric power. Some of these competitors may have significantly greater financial, technical and marketing resources and greater name recognition than we have. Competition in the solar and battery energy industry may increase in the future, partly due to low barriers to entry, as well as from other alternative energy resources now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected. If we do not retain key personnel, our business will suffer. The success of our business is heavily dependent on the leadership of our key management personnel, including Arnold Leitner, our chief executive officer and director. If any of them were to leave us, it would be difficult to replace them, and our business would be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Our failure to protect our intellectual property rights could diminish the value of our products, weaken our competitive position and reduce our revenue, and infringement claims asserted against us or by us, could have a material adverse effect. We regard the protection of our intellectual property, which includes patents, trade secrets, copyrights, trademarks, domain names and intellectual property licenses, as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We license one patent and design for a micro-converter used in our product. The license is irrevocable and fully paid up. In addition the patents issued or licensed to us and any future patents for which we may apply, or which we may license, may not protect commercially important aspects of our technology. Furthermore, the validity and enforceability of such patents may be challenged by third parties, which may result in them being invalidated or modified by the U.S. Patent and Trademark Office ("PTO"), various legal actions against us, the need to develop or obtain alternative technology, and/or obtain appropriate licenses under third party patents, which may not be available on acceptable terms or at all. We have registered domain names and trademarks in the United States and abroad and may also pursue additional registrations both in and outside the United States. Effective trade secret, copyright, trademark, domain name and patent protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. In addition, our competitors may independently develop similar technology. The laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property could result in competitors offering services that incorporate our most technologically advanced features, which could seriously reduce demand for our products. In addition, we may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination that is unfavorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop its competitors from infringing upon our intellectual property rights. We license certain technology from a third party. We license a patent and related know-how from eIQ Energy, Inc. ("eIQ"), pursuant to a non-exclusive license agreement. The patent expires in March 2032. However, this license is irrevocable and fully paid up which means that we do not have to make any future payments either to maintain the license or for the number of units made under the license. We currently also purchase a bi-directional converter from eIQ, which we intend to use until our own designs are developed. If we default under any of our obligations under the License Agreement, we may be unable to continue to manufacture, market and sell our products, as currently designed, which could have a material adverse effect. In addition, because the license is non-exclusive, eIQ Energy, Inc., could use or license the patent and know-how to others for use in competing products, which could have a material adverse effect on us. We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage. Since our products are electricity-producing devices, it is possible that users, installers or service providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments. We depend upon a limited number of third-party suppliers for key materials, and any disruption from such suppliers could prevent us from manufacturing and selling cost- effective products and reduce our revenues. Our products use materials and components procured from a limited number of third- party suppliers. We currently purchase these components from a small number of suppliers. If we fail to maintain our relationships with these suppliers, or fail to secure additional supply sources from other suppliers, we may only be able to deliver our products at a higher cost or after a long delay. Any of these factors could prevent us from delivering our products to our customers within required timeframes, resulting in potential order cancellations and lost revenue. Control by Our Founder. Pursuant to our Amended and Restated Certificate of Incorporation, each share of Class A Common Stock holds ten (10) votes, compared to one (1) vote held by each outstanding holder of Class B Common

Stock and for each share of Class B Common Stock into which the Preferred Stock is convertible. As of the date hereof, there are approximately 46,924,598 shares of capital stock outstanding, including, 8,855,781 shares of Class A Common Stock, all of which are held by Arnold Leitner & Partners LLC, an entity controlled by Arnold Leitner, our founder, current Chief Executive Officer, and director. Therefore, Mr. Leitner controls over 69% of the stockholder voting power, and is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders. The holders of Preferred Stock have preferential rights to dividends and distributions upon a liquidation, dissolution and certain acquisitions. Upon a liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets and certain acquisitions (a "Liquidation Event"), the holders of our Series A Preferred Stock are entitled to receive a preference equal to 1 times, and the holders of our Series Seed Preferred Stock are entitled to receive a preference equal to 1.5 times, the respective original issuance prices for the applicable series of Preferred Stock (subject to adjustments as described in our Amended and Restated Certificate of Incorporation), before any funds are distributed to the holders of Common Stock. The original issuance prices for our Preferred Stock, range from $0.05 per share to $0.3325 per share. If a liquidation event occurred as of the date hereof, the holders of our outstanding Preferred Stock would be entitled to receive the first approximately $6.4 million in distributions, with the remaining amounts being split pro rata amongst the holders of Common Stock. In addition, if dividends are declared by our board of directors (payable in other than Class A Common Stock, Class B Common Stock or certain other securities), non-cumulative dividends in an amount equal to six percent (6%) of the original issuance price of each share of Preferred Stock, shall be paid to the holders of Preferred Stock, prior to the payment of any dividends to the holders of Common Stock. Therefore, if our board of directors declares any dividends or approves a liquidation event, there may not be any amounts remaining to be paid to the holders of Common Stock after distributions are made to the holders of Preferred Stock. The holders of Preferred Stock hold Anti-Dilution Rights. Each series of Preferred Stock has weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Preferred Stock (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation). The application of the weighted anti-dilution calculation would result in a reduction of the conversion price of the applicable series of Preferred Stock, thereby resulting in an increase in the number of shares of Class B Common Stock into which such series of Preferred Stock is convertible. If in the future, we issue securities at below the conversion price of any series of Preferred Stock that currently exist or may be authorized and issued, the holders of such Preferred Stock will be entitled to the issuance of additional shares of Class B Common Stock upon conversion of such Preferred Stock, through a reduction in the effective conversion price then in effect for such Preferred Stock, which would result in dilution to the holders of Common Stock, through a decrease in their relative percentage ownership of us. Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Risks of Borrowing. As of December 1, 2022, we had $307,215.78 in outstanding loans, of which $152,737.32 are held by Officers and/or Directors of the Company, co-founders or family members of Officers. In addition, we may have to seek loans from financial institutions or the government. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition. Management Discretion as to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Limited Transferability and Liquidity. Each investor agrees that it will acquire our Class B Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop. Dilution You should understand the potential for dilution. Each investor's stake in YouSolar could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the Company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, you could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. Each series of Preferred Stock has weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Preferred Stock (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation). The application of the weighted anti-dilution calculation would result in a reduction of the conversion price of the applicable series of Preferred Stock, thereby resulting in an increase in the number of shares of Class B Common Stock into which such series of Preferred Stock is convertible. If in the future, we issue securities at below the conversion price of any series of Preferred Stock that currently exist or may be authorized and issued in the future, the holders of such Preferred Stock will be entitled to the issuance of additional shares of Class B Common Stock upon conversion of such Preferred Stock, through a reduction in the effective conversion price then in effect for such Preferred Stock, which would result in dilution to the holders of Common Stock, through a decrease in the holder's relative percentage ownership of us. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. Capitalization The Company intends to amend and restate its current certificate of incorporation to issue shares of Class B Common Stock to the investors in this Offering. The Company is currently authorized to issue 168,441,310 shares of stock, of which 132,000,000 shares are designated as Common Stock and 36,441,310 shares are designated Preferred Stock. Of the 132,000,000 shares of Common Stock, 67,000,000 shares are designated Class A Common Stock and 65,000,000 shares are designated Class B Common Stock. Of the 36,441,310 shares of Preferred Stock, 6,552,714 shares are designated as Series Seed-1 Preferred Stock, 2,611,616 shares are designated as Series Seed-2 Preferred Stock, 2,018,566 shares are designated as Series Seed-3 Preferred Stock, 2,309,579 shares are designated as Series Seed-4 Preferred Stock, 1,814,742 shares are designated as Series Seed-5 Preferred Stock, 4,559,507 shares are designated as Series Seed-6 Preferred Stock (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, collectively, are referred to herein as the "Series Seed Preferred Stock"), and 16,575,586 shares are designated as Series A Preferred Stock, After the Company amends and restates its current certificate of incorporation, the Company will be authorized to issue approximately 110,181,974 shares of stock, of which approximately 80,452,279 shares shall be designated as Common Stock and approximately 29,729,695 shares shall be designated as Preferred Stock. Of the approximate 80,452,279 shares to be designated as Common Stock, 8,855,781 shares shall be designated Class A Common Stock and approximately 71,596,498 shares shall be designated Class B Common Stock. Of the approximate 29,729,695 shares to be designated as Preferred Stock, the same number of shares shall be designated each series of Series Seed Preferred Stock as the current restated certificate, but approximately 9,862,971 shares shall instead be designated Series A Preferred Stock. We also have outstanding or promised options to purchase 14,189,047 shares of Class B Common Stock, having an exercise price per share between $0.0001 and $0.17 per share. We have outstanding warrants to purchase 5,590,350 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share. We also have four outstanding SAFE Notes in the aggregate principal amount of $3,428,000. The first SAFE Note has an outstanding principal balance of $88,000 and is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (a) a 25% discount to the price per share of the preferred stock offered in such equity financing, and (b) a price per share based on a $10,000,000 pre-money valuation. The second SAFE Note has an outstanding principal balance of $2,000,000 and is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (a) a 20% discount to the price per share of the preferred stock offered in such equity financing, and (b) a price per share based on a $20,000,000 pre-money valuation. The third SAFE Note has an aggregate principal balance of $1,000,000, is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (x) a 20% discount to the price of the preferred stock offered in such equity financing, and (y) a price per share based on a $30,000,000 pre-money valuation. The fourth SAFE Note has an outstanding principal balance of $340,000 and is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (a) a 20% discount to the price per share of the preferred stock offered in such equity financing, and (b) a price per share based on a $35,000,000 pre-money valuation. We also have two convertible promissory notes with an aggregate principal amount of $500,000, which each has a simple annual interest rate of 10%, is convertible into any capital stock upon a bona fide equity financing of at least $1,000,000, in which the interest is required to be converted into capital stock, but the principal is convertible at the option of the holder. The following summarizes the rights of our capital stock as provided in our Amended and Restated Certificate of Incorporation. Dividend Rights. The holders of Preferred Stock are entitled to receive non-cumulative dividends, out of any funds legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Class A Common Stock, Class B Common Stock or other securities and rights convertible into Common Stock) on the Class A Common Stock or Class B Common Stock, at the applicable Dividend Rate (as defined below), payable when and if declared by the Board of Directors. "Dividend Rate" means, with respect to any share of Preferred Stock, an amount per annum equal to six percent (6%) of the Original Issue Price (as defined below) applicable to such share of Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Class A Common Stock, Class B Common Stock and Preferred Stock in proportion to the number of shares of Class A Common Stock and Class B Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Class B Common Stock at the then effective conversion rate. "Original Issue Price" means $0.3325 per share for each share of the Series Seed-1 Preferred Stock, $0.2000 per share for each share of the Series Seed-2 Preferred Stock, $0.1750 per share for each share of the Series Seed-3 Preferred Stock, $0.1500 per share for each share of the Series Seed-4 Preferred Stock, $0.0613 per share for each share of the Series Seed-5 Preferred Stock, $0.0500 per share for each share of the Series Seed-6 Preferred Stock and $0.0905 per share for each share of the Series A Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock). Liquidation Rights. Upon any Liquidation Event (as defined below), the holders of each series of Preferred Stock shall receive out of the proceeds or assets legally available for distribution (the "Proceeds"), prior and in preference to any distribution of the Proceeds to the holders of Common Stock, an amount per share equal to the sum of (i) with respect to the Series Seed Preferred Stock, 1.5 times the Original Issue Price, and (ii) with respect to the Series A Preferred Stock, 1 times the applicable Original Issue Price, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds are insufficient to permit the payment of the full preferential amounts, then the entire Proceeds shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this paragraph. Upon completion of the distribution required by the foregoing paragraph, all of the remaining Proceeds, shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Class A Common Stock and Class B Common Stock held by each. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive upon a Liquidation Event, each such holder shall be deemed to have converted (regardless of whether such holder actually converted) its shares of Preferred Stock, into shares of Class B Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted into shares of Class B Common Stock. A "Liquidation Event" includes, (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of our assets, (B) the consummation of our merger or consolidation with or into another entity (except a merger or consolidation in which the holders of our capital stock immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of our capital stock or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer, in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of our securities if, after such closing, such person or group would hold fifty percent (50%) or more of our then outstanding voting stock or the outstanding voting stock of the surviving or acquiring entity, or (D) our liquidation, dissolution or winding up; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change our state of incorporation or to create a holding company that will be owned in substantially the same proportions by persons who held our securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Conversion of Preferred Stock Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non- assessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for such series by the applicable Conversion Price for such series. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price of such series, subject to adjustment as set forth below. Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the then effective Conversion Price immediately upon the earlier of (a) the closing of the sale of Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, which results in at least $30,000,000 of gross proceeds to us (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Conversion Price Adjustments for Certain Dilutive Issuances. The Conversion Prices of the Preferred Stock are subject to adjustment in the case of subdivisions or combinations of common stock, stock dividends and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events. The Conversion Price for each series of Preferred Stock, is also subject to adjustment in the case of certain issuances of securities at less than the then applicable Conversion Price for such series of Preferred Stock, based on a weighted average anti-dilution formula. Voting Rights. General Matters. The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders. The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law. Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. Director Election Rights. As long as at least 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of Preferred Stock shall be entitled to elect one (1) director (the "Preferred Director"), and the holders of outstanding Common Stock, voting together as a single class, shall be entitled to elect two (2) directors. To the extent the board has more than three (3) directors, the holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors. Any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of our Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by written consent or through a vote at a stockholder meeting. Any director may be removed, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors. Special Voting Rights of Preferred Stock. As long as 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, we may not take any of the actions set forth below without the approval of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis): (a) consummate a Liquidation Event; (b) amend, alter or repeal any provision of our Amended and Restated Certificate of Incorporation or Bylaws so as to adversely alter or change the rights, preferences, privileges and restrictions of the shares of Preferred Stock; (c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock; (d) authorize, create or issue any equity security, or instrument convertible into any security, having a preference over, or on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A Preferred Stock; (e) (i) reclassify, alter or amend any existing security that is pari passu with the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege; (f) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any Preferred Stock or Common Stock; except for the repurchase of certain shares of Common Stock from employees, officers, directors, consultants and service providers, under certain circumstances; (g) change the authorized number of, or method of electing directors; or (h) pay or declare any dividend other than dividends payable on Common Stock solely in the form of additional shares of Common Stock. Registration Rights Pursuant to an Investors' Rights Agreement entered into between us and the holders of each class of our Preferred Stock, we agreed that if we engage in a firm commitment underwritten public offering of our Common Stock or other equity securities, then upon a written request of the holders of a majority of the outstanding shares of Common Stock issued or issuable upon conversion of the Preferred Stock (collectively, "Registrable Securities"), made any time after six months from the effective date of such underwritten public offering, and subject to certain exceptions, we shall use commercially reasonable efforts to effect as soon and practical, a registration of such Registrable Securities; provided that the anticipated aggregate offering price of such Registrable Securities is at least $15,000,000. In addition, subject to certain underwriting requirements, we agreed that if we propose to register any of our securities held by our stockholders (other than the holders of Registrable Securities) in connection with a public offering of securities solely for cash, we shall, upon the written request of any holder of Registrable Securities, use our commercially reasonably efforts to cause all of such Registrable Securities, to be registered under the Act. We further agreed that subject to certain exceptions, upon receipt of a request from the holders of at least 30% of our Registrable Securities, we shall use commercially reasonable efforts to effect as soon as practical, a registration of such Registrable Securities pursuant to Form S-3. We may never have an operational product or service. It is possible that there may never be an operational plug-and-play, high-power, or stackable PowerBloc or we may fail to miss other design requirements; or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

YouSolar, Inc.

By   /s/ *Arnold Leitner*

    Name: <u>YouSolar</u>

    Title: CEO

FINANCIAL STATEMENTS

I, Arnold Leitner, the CEO of YouSolar, Inc., hereby certify that the financial statements of YouSolar, Inc. and notes thereto for the periods ending 12/31/2021 and 12/31/2022 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2020 the amounts reported on our tax returns were total income of $18,341; taxable income of -$1,083,554 and total tax of $0.

YouSolar, Inc. has not yet filed its federal tax returns for 2021 and 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 25th of April, 2023.

DocuSigned by:

_____
B2ED40BE3D72471...

Arnold Leitner, CEO

April 25, 2023

YouSolar, Inc.
A Delaware Corporation

Financial Statements and
Independent Auditor's Report on December 31, 2021
December 31, 2022 (unaudited) and 2021 (audited)

YOUSOLAR, INC.

TABLE OF CONTENTS

	Page
Independent Auditor's Report on the year ended December 31, 2021	1-2
Financial Statements as of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended:	
Balance Sheets	3-4
Statements of Operations	5
Statements of Changes in Stockholders' Deficit	6
Statements of Cash Flows	7-8
Notes to the Financial Statements	9-29



To the Board of Directors of
YouSolar, Inc.
Santa Clara, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of YouSolar, Inc. (the "Company") which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in stockholder's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company generated negative cash flows from operations and incurred a net loss of $3,122,384 for the year ended December 31, 2021 and has not generated significant revenues to date. As of December 31, 2021, the Company had a working capital deficit of $453,768 and an accumulated deficit of $9,512,865. The Company has limited liquid assets to satisfy its obligations with $50,735 of cash relative to $1,709,947 of current liabilities as of December 31, 2021, and is in default on various loan obligations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 21, 2022

YOUSOLAR, INC.
Balance Sheets
As of December 31, 2022 (unaudited) and 2021 (audited)

	2022	2021
ASSETS		
Current Assets:		
Cash	$ 85,345	$ 50,735
Escrow receivable	44,697	114,560
Notes receivable	36,421	32,421
Notes receivable - related party	60,513	37,469
Prepaid expenses	21,750	91,310
Inventory	589,145	929,684
Total Current Assets	837,871	1,256,179
Non-Current Assets:		
Deposits	17,451	14,791
Property and equipment, net	49,060	64,370
Intangible assets, net	313,793	346,011
Operating right-of-use assets, net	74,189	
Total Non-Current Assets	454,493	425,172
TOTAL ASSETS	$ 1,292,364	$ 1,681,351

See Independent Auditor's Report regarding 2021.
No assurance is provided regarding 2022.
See accompanying notes, which are an integral part of these financial statements.
- 3 -

YOUSOLAR, INC.
Balance Sheets
As of December 31, 2022 (unaudited) and 2021 (audited)

	2022	2021
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued expenses	$ 584,732	$ 627,403
Customer deposits	330,303	313,675
Deferred rent	-	755
Due to related party	880	-
Operating lease liabilities, current portion	57,138	-
Notes payable	178,375	106,000
Notes payable - related party	66,737	66,737
Loans payable	62,103	-
Convertible notes payable	500,000	481,900
Interest payable	134,576	113,477
Total Current Liabilities	1,914,844	1,709,947
Non-Current Liabilities:		
SAFE liability	3,428,000	88,000
Operating lease liabilities, net of current portion	19,388	-
Total Non-Current Liabilities	3,447,388	88,000
Total Liabilities	5,362,232	1,797,947
Stockholders' Deficit:		
Series Seed-1 Preferred stock, $0.000001 par, 6,552,714 shares authorized, 6,552,714 and 6,207,787 shares issued and outstanding as of December 31, 2022 and 2021, respectively. Liquidation preference of $3,268,166 and $3,096,134 as of December 31, 2022 and 2021, respectively.	7	6
Series Seed-2 Preferred stock, $0.000001 par, 2,611,616 shares authorized, 2,611,616 and 2,557,431 shares issued and outstanding, liquidation preference of $783,485 and $767,229 as of December 31, 2022 and 2021, all respectively	3	3
Series Seed-3 Preferred stock, $0.000001 par, 2,018,566 shares authorized, 2,018,566 shares issued and outstanding as of both December 31, 2022 and 2021. Liquidation preference of $529,874 as of both December 31, 2022 and 2021.	2	2
Series Seed-4 Preferred stock, $0.000001 par, 2,309,579 shares authorized, 2,309,579 shares issued and outstanding as of both December 31, 2022 and 2021. Liquidation preference of $519,655 as of both December 31, 2022 and 2021.	2	2
Series Seed-5 Preferred stock, $0.000001 par, 1,814,742 shares authorized, 1,814,742 shares issued and outstanding as of both December 31, 2022 and 2021. Liquidation preference of $166,866 as of both December 31, 2022 and 2021.	2	2
Series Seed-6 Preferred stock, $0.000001 par, 4,559,507 shares authorized, 4,559,507 and 4,517,668 shares issued and outstanding as of December 31, 2022 and 2021, respectively. Liquidation preference of $341,963 and $338,825 as of December 31, 2022 and 2021, respectively.	5	5
Series A Preferred stock, $0.000001 par, 16,574,586 shares authorized, 9,862,971 and 9,752,474 shares issued and outstanding as of December 31, 2022 and 2021, respectively. Liquidation preference of $892,599 and $882,599 as of December 31, 2022 and 2021, respectively.	10	10
Class A common stock, $0.000001 par, 67,000,000 shares authorized, 8,855,781 shares issued and outstanding as of both December 31, 2022 and 2021.	9	9
Class B common stock, $0.000001 par, 65,000,000 shares authorized, 9,573,797 and 17,238,948 shares issued and outstanding as of December 31, 2022 and 2021, respectively.	9	17
Additional paid-in capital	7,237,446	9,396,213
Accumulated deficit	(11,307,363)	(9,512,865)
Total Stockholders' Deficit	(4,069,868)	(116,596)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,292,364	$ 1,681,351

See Independent Auditor's Report regarding 2021.
No assurance is provided regarding 2022.
See accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Statements of Operations
For the years ended December 31, 2022 (unaudited) and 2021 (audited)

	2022	2021
Service revenues	$ 205	$ 149
Sales, net	273,713	16,586
Cost of goods sold	(570,864)	(23,645)
Gross loss on sales	(297,151)	(7,059)
Operating Expenses:		
General and administrative	576,005	1,405,043
Research and development	566,127	1,481,666
Sales and marketing	274,517	250,559
Total Operating Expenses	1,416,649	3,137,268
Loss from operations	(1,713,595)	(3,144,178)
Other Income (Expenses):		
Interest expense	(105,694)	(43,975)
Gain on loan forgiveness	23,439	53,110
Gain on accounts payable forgiveness	-	7,430
Interest income	-	33
Others	1,352	5,196
Total Other Income (Expenses)	(80,903)	21,794
Provision for income taxes	-	-
Net Loss	$ (1,794,498)	$ (3,122,384)

YOUSOLAR, INC.

Statements of Changes in Stockholders' Deficit

For the years ended December 31, 2022 (unaudited) and 2021 (audited)

	Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Series Seed-4 Preferred Stock		Series Seed-5 Preferred Stock		Series Seed-6 Preferred Stock		Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2020	6,207,757	$ 6	2,557,431	$ 3	2,018,566	$ 2	2,309,579	$ 2	1,814,742	$ 2	4,517,668	$ 5	9,732,474	$ 10	8,855,781	$ 9	7,608,441	$ 7	$ 6,100,123	$ (6,390,481)	$ (290,312)
Issuance of common stock through Regulation Crowdfunding $0.17	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	575,306	1	97,801		97,802
Offering costs $0.17	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(54,642)	-	(54,642)
Issuance of common stock for broker compensation $0.17	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	127,135	-	21,613	-	21,613
Issuance of common stock through Regulation Crowdfunding $0.74	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	195,926	-	123,183	-	123,183
Offering costs $0.74	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(11,087)	-	(11,087)
Issuance of common stock for broker compensation $0.74	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,319	-	2,464	-	2,464
Conversion of SAFE agreements to Class B common stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,728,221	9	2,999,991	-	3,000,000
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	116,767	-	116,767
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,122,384)	(3,122,384)
Balance at December 31, 2021	6,207,757	$ 6	2,557,431	$ 3	2,018,566	$ 2	2,309,579	$ 2	1,814,742	$ 2	4,517,668	$ 5	9,732,474	$ 10	8,855,781	$ 9	17,238,948	$ 17	$ 9,396,213	$ (9,512,865)	$ (116,596)
Issuance of common stock through Regulation Crowdfunding	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	984,539	1	698,211	-	698,212
Issuance of common stock for broker compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	23,845	-	16,088	-	16,088
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(83,917)	-	(83,917)
Reversal of prior year conversion of SAFE agreements to Class B common stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,728,221)	(9)	(2,999,991)	-	(3,000,000)
Conversion of notes payable and interest payable	344,957	1	54,215	-	-	-	-	-	-	-	41,839	-	110,497	-	-	-	54,686	-	158,900	-	158,901
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	51,942	-	51,942
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,794,498)	(1,794,498)
Balance at December 31, 2022	6,552,714	$ 7	2,611,646	$ 3	2,018,566	$ 2	2,309,579	$ 2	1,814,742	$ 2	4,559,507	$ 5	9,842,971	$ 10	8,855,781	$ 9	9,573,797	$ 9	$ 7,237,446	$ (11,307,363)	$ (4,069,868)

See Independent Auditor's Report regarding 2021.

No assurance is provided regarding 2022.

See accompanying notes, which are an integral part of these financial statements.

- 6 -

YOUSOLAR, INC.
Statements of Cash Flows
For the years ended December 31, 2022 (unaudited) and 2021 (audited)

		2022		2021
Cash Flows from Operating Activities				
Net loss	$	(1,794,498)	$	(3,122,384)
Adjustments to reconcile net loss to net cash used				
in operating activities:				
Stock-based compensation		51,942		116,767
Amortization		34,718		34,317
Gain on loan forgiveness		(23,439)		(53,110)
Depreciation		15,310		11,245
Gain on accounts payable forgiveness		-		(7,430)
Impairment		-		4,300
Changes in operating assets and liabilities:				
(Increase)/decrease in inventory		340,539		(816,731)
(Increase)/decrease in operating right-of-use assets		(74,189)		-
(Increase)/decrease in prepaid expenses		69,560		(86,560)
(Increase)/decrease in notes receivable		(27,044)		(2,604)
(Increase)/decrease in deposits		(2,660)		(4,926)
(Increase)/decrease in accounts receivable		-		1,655
Increase/(decrease) in operating lease liabilities		76,526		-
Increase/(decrease) in interest payable		71,539		18,976
Increase/(decrease) in accounts payable and accrued expenses		(42,671)		468,415
Increase/(decrease) in customer deposits		16,628		194,292
Increase/(decrease) in deferred rent		(755)		755
Net Cash Used in Operating Activities		(1,288,494)		(3,243,023)
Cash Flows from Investing Activities				
Purchases of property and equipment		-		(77,342)
Purchases of intangibles		(2,500)		-
Cash Used in Investing Activities		(2,500)		(77,342)
Cash Flows from Financing Activities				
Proceeds from issuance of common stock - Regulation CF		768,075		155,503
Proceeds from SAFE liability		340,000		3,000,000
Proceeds from notes payable		127,375		-
Proceeds from issuance of convertible notes payable		150,000		350,000
Proceeds from loans payable		76,425		-
Repayments of notes payable		(55,000)		(197,000)
Repayments of loans payable		(14,322)		-
Offering costs		(67,829)		(41,652)
Cash advance from related party		880		-
Due from related party		-		(10,498)
Repayment of due to related party		-		(7,381)
Net Cash Provided by Financing Activities		1,325,604		3,248,972
Net Change In Cash		34,610		(71,393)
Cash at Beginning of Year		50,735		122,128
Cash at End of Year	$	85,345	$	50,735

See Independent Auditor's Report regarding 2021.
No assurance is provided regarding 2022.
See accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Statements of Cash Flows
For the years ended December 31, 2022 (unaudited) and 2021 (audited)

		2022		2021
Supplemental Disclosure of Cash Flow Information:				
Cash paid for interest	$	34,155	$	25,000
Cash paid for income taxes	$	-	$	-
Supplemental Disclosure of Non-Cash Financing Activity:				
Conversion of SAFE liability to Class B common stock	$	-	$	3,000,000
Issuance of Class B common stock for broker compensation	$	16,088	$	24,077
Conversion of notes payable and interest to Series Seed-1 preferred stock	$	114,689	$	-
Conversion of notes payable and interest to Series Seed-2 preferred stock	$	10,837	$	-
Conversion of notes payable and interest to Series Seed-6 preferred stock	$	2,092	$	-
Conversion of notes payable and interest to Series A preferred stock	$	10,000	$	-
Conversion of notes payable and interest to Series Class B Common Stock	$	21,282	$	-

See Independent Auditor's Report regarding 2021.
No assurance is provided regarding 2022.
See accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

NOTE 1: NATURE OF OPERATIONS

YouSolar, Inc. ("the Company") is a corporation organized on May 11, 2010 under the laws of Delaware, originally organized as Fireball Solar Technology LLC, a Delaware limited liability company, which was converted to a corporation on January 16, 2013 as Fireball Solar Technology, Inc. On April 22, 2013, the Company changed its name to YouSolar, Inc. The Company provides solar technology and hardware to customers. The Company began commercial operations in 2012.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC"). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. Actual results could differ from those estimates presented within the financial statements. Significant estimates inherent in the preparation of the accompanying financial statements include valuation of right-of-use asset, lease liability, stock options and warrants, convertible instruments, and deferred income taxes. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash and Cash Equivalents

The management considers all cash on hand and in banks and highly liquid securities with an original maturity of less than three months to be cash and cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and 2021, the Company's cash in bank balances did not exceed federally insured limits.

The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. There were no accounts receivable as of December 31, 2022 and 2021.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. Inventory as of December 31, 2022 and 2021 includes raw materials and work in progress, which amounted to $589,145 and $929,684, respectively.

The management regularly evaluates inventory for possible impairment and obsolescence, and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in cost of goods sold in the statements of operations. As of December 31, 2022 and 2021, the Company determined that no reserve for obsolescence or impairment necessary.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for goods or services to be delivered or rendered to the Company. As of December 31, 2022 and 2021, this account includes advance payments for rent, materials, and research and development.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 years for its capitalized assets. The management reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2022 and 2021, the Company determined no impairment on the Company's property and equipment. Property and equipment as of December 31, 2022 and 2021 and depreciation expense for the years then ended are as follows:

	Computer Equipment		Machinery & Equipment		Leasehold Improvements		R&D Equipment		Vehicles		Total	
Cost												
Balance at December 31, 2021	$	3,509	$	3,936	$	2,720	$	21,386	$	45,000	$	76,551
Additions		-		-		-		-		-		-
Balance at December 31, 2022		3,509		3,936		2,720		21,386		45,000		76,551
Accumulated Depreciation												
Balance at December 31, 2021		1,638		394		136		2,513		7,500		12,181
Depreciation		702		787		544		4,277		9,000		15,310
Balance at December 31, 2022		2,340		1,181		680		6,790		16,500		27,491
Net Book Value	$	1,169	$	2,755	$	2,040	$	14,596	$	28,500	$	49,060

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

Intangible Assets

Intangible assets include patent, product certification and licensing cost, website and trademark. Costs to acquire these intangible assets are capitalized and amortized over their expected economic useful lives, which is currently 16 years for patent, 10 years for product certification and licensing cost and 15 years for website. Management has determined that the acquired trademark is an indefinite-live intangible assets and therefore records no amortization expense but assesses it for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as incurred. As of December 31, 2022 and 2021, the Company determined no impairment on the Company's intangible assets.

Intangible assets as of December 31, 2022 and 2021 and amortization expense for the years then ended are as follows:

	Patent		Product certification and licensing		Website		Trademark		Total
Cost									
Balance at December 31, 2021	$	500,000	$	20,000	$	9,000	$	745	$	529,745
Additions		-		2,500		-		-		2,500
Balance at December 31, 2022		500,000		22,500		9,000		745		532,245
Accumulated Amortization									
Balance at December 31, 2021		176,051		2,000		5,683		-		183,734
Amortization		31,717		2,834		167		-		34,718
Balance at December 31, 2022		207,768		4,833		5,850		-		218,452
Net Book Value	$	292,232	$	17,667	$	3,150	$	745	$	313,793

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended December 31, 2022 and 2021, the Company recognized an impairment loss on the Company's long-lived assets of $0 and $4,300, respectively.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, notes receivable, accounts payable and accrued expenses, notes payable, interest payable.

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2022 and 2021, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generally recognizes revenues upon rendering of services, delivery, or installation of the promised goods. Revenue recognized for the years ended December 31, 2022 and 2021 from the design, sale, and installation of solar technology to customers was $273,713 and $16,586, respectively.

Cash received from customer orders but not yet delivered or installed are recorded as customer deposits. Customer deposits as of December 31, 2022 and 2021 was $330,303 and $313,675, respectively.

Cost of Goods Sold

Cost of goods sold includes product costs and associated freight, direct labor, other ancillary costs, and overhead costs. Cost of goods sold for the years ended December 31, 2022 and 2021 was $570,864 and $23,645, respectively.

Sales and Marketing

Advertising costs are expensed as incurred. Total expense related to sales and marketing was $274,517 and $250,559 for the years ended December 31, 2022 and 2021, respectively.

Research and Development

Research and development costs are expensed as incurred, which includes salaries, supplies and contractors' fees. Total expense related to research and development was $566,127 and $1,481,666 for the years ended December 31, 2022 and 2021, respectively.

Leases

On January 1, 2022, the Company adopted ASC 842, *Leases*, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations, recognized on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate, (c) amounts expected to be payable by the lessee under residual value guarantees, (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

At the commencement date, the date at which the leased asset is available for use by the Company, leases are recognized by recording an ROU asset and a lease liability.

After the commencement date, for an operating lease, the lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date) and the ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. Generally, each lease payment is allocated between the liability and finance cost. The finance cost is charged to statements of operations over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Upon adoption of ASU 2016-02, the Company recognized lease liability in relation to a lease which was classified as operating lease under the principles of ASC 842. This liability was measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of the lease execution date.

The cumulative effect of the adoption of ASC 842 on Company's balance sheet as of January 1, 2022 is presented below:

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

	December 31, 2021	ASC 842 Adoption	January 1, 2022
Right-of-use assets	$ -	$ 125,309	$ 125,309
Other assets	1,681,351	-	1,681,351
Total Assets	1,681,351	125,309	1,806,660
Operating lease liability	-	125,309	125,309
Other liabilities	1,797,947	-	1,797,947
Total Liabilities	1,797,947	125,309	1,923,256
Accumulated deficit	(9,512,865)	-	(9,512,865)
Other equity items	9,396,269	-	9,396,269
Total Stockholders' Equity/(Deficit)	(116,596)	-	(116,596)
Total Liabilities And Stockholders' Equity/(Deficit)	$ 1,681,351	$ 125,309	$ 1,806,660

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Gain on Accounts Payable and Loan Forgiveness

Accounts Payable Forgiveness
The Company recognized a gain of $0 and $7,430 for the years ended December 31, 2022 and 2021, respectively, related to forgiveness of various previously accrued legal costs.

Loan Payable Forgiveness
The Company recognized a gain of $23,349 for the year ended December 31, 2022 for the interests forgiven by holders of convertible notes payable upon conversion to the Company stock. The Company recognized a gain of $53,110 for the year ended December 31, 2021 from the SBA paycheck protection program.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $2,871,702 and $2,442,339 as of December 31, 2022 and 2021, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss (NOL) carryforwards before they begin to expire in 2033, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero and results in a 0% effective tax rate for 2022 and 2021.

At December 31, 2022 and 2021, the Company has available net NOL carryforwards for federal tax of approximately $9.40 million and $7.95 million. Federal NOL incurred prior to tax year 2018 amounting to $3.25 million will be carried forward for 20 years and will begin to expire in 2033. Post-2018 NOL amounting to $6.39 million and $4.70 million as of December 31, 2022 and 2021, respectively, will be carried forward indefinitely but limited to 80% of future taxable income. The Company had research and development tax credits of $93,239 as of December 31, 2022 and 2021.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company files U.S. federal and state income tax returns. The Company's tax returns for 2018 to 2022 remain open to examination by the taxing jurisdiction to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. The Company generated negative cash flows from operations and incurred net losses of $1,794,498 and $3,122,384 for the years ended December 31, 2022 and 2021, respectively, and has not generated significant revenues to date. As of December 31, 2022, the Company had a working capital deficit of $1,076,973 and an accumulated deficit of $11,307,363. The Company has limited liquid assets to satisfy its obligations with $85,345 of cash relative to $1,914,844 of current liabilities as of December 31, 2022, and is in default on various loan obligations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES RECEIVABLE

The Company has employee loan agreements amounting to $36,421 and $32,421 as of December 31, 2022 and 2021, respectively. Also, the Company has an employee loan agreement with its chief executive officer (CEO) amounting to $60,513 and $37,469 as of December 31, 2022 and 2021, respectively. These loans bear interest at a rate of 1% per annum and are payable on June 30, 2030 or as soon as the employee resigns.

NOTE 5: DEBT FINANCING AGREEMENTS

SBA Paycheck Protection Program Loan

On May 7, 2020, the Company obtained a Paycheck Protection Program (PPP) loan from a bank amounting to $53,110. This loan bears interest at 1% per annum and will mature 2 years from the date of first disbursement of the loan. The loan was outstanding as of December 31, 2020. In May 2021, the loan was forgiven, and the amount was recognized as other income in the statement of operations.

Notes Payable

The Company has various short-term loan agreements from 2014 to 2020 with principal balances totaling $636,569. Interest rates on these loans are 10% and 15% per annum with maturity periods of less than a year. All these loans are unsecured and past due and in default. In 2019, a $10,000 principal loan was converted to 110,497 shares of Series A preferred stock and $88,466 principal loan was repaid. In 2020, $110,000 of these loans' principal was converted to 1,215,466 shares of Series A preferred stock and $20,784 of related interest payable were converted to 103,699 shares of Class B common stock. The obtained additional loans with total principal amounting to $127,375 in 2022. Interest rates on the loans in 2022 is 2% with maturity periods of less than one year.

Repayment of principal balances amounted to $55,000 and $197,000 for the years ended December 31, 2022 and 2021, respectively. Principal balances outstanding on these loans as of December 31, 2022 and 2021 amounted to $245,112 and $172,737, respectively.

Most of the holders of these loans are the Company's stockholders and include notes payable to Company's CEO and his family amounting to $66,737 as of both December 31, 2022 and 2021.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

Interest expense incurred on these loans for the years ended December 31, 2022 and 2021 amounted to $21,703 and $32,033, respectively. Interest payable as of December 31, 2022 and 2021 amounted to $80,329 and $72,804, respectively. In 2021, the Company repaid $25,000 of accrued interest. In 2020, The Company determined that $24,509 of the outstanding accrued interest will be paid in stock but was not finalized as of December 31, 2020. In 2022, the Company repaid $14,177 of accrued interest by issuing 19,159 shares of Class B Common Stock. Accrued interest payment not yet formalized and outstanding as of December 31, 2022 and 2021 amounted to $10,331 and $24,509, respectively.

On March 5, 2020, the Company issued warrants to one of its lenders (see Note 6), valued at $3,450, which was recorded as a discount on the loan and amortized over its term. Amortization of discount to interest expense amounted to $3,450 for the year ended December 31, 2020.

Loans Payable

On June 2, 2022 the Company entered into a business-use line of credit and security agreement with Headway Capital, LLC to obtain funds up to $75,000 for business purposes as agreed by the parties. Loans obtained will be subject to a monthly periodic interest rate of 4.17% and 2% withdrawal fee.

For the year ended December 31, 2022, the Company obtained total of $76,425 from the credit line, incurred interest expense of $18,943, incurred $1,529 in withdrawal fees, and made total repayments to the principal of $14,322. Outstanding loans payable amounted to $62,103 as of December 31, 2022.

Convertible Notes

2018-2020 Issuances

In 2012 to 2018, the Company issued various convertible notes for total principal of $3,627,723. These notes bear interest ranging from 2.04% to 15% per annum. In 2018, $3,495,823 of these convertible notes, including its total accrued interest of $323,624, were converted into Series Seed preferred stock, Series A preferred stock, and Class B common stock, leaving unpaid unconverted principal of $131,900 as of December 31, 2021. The Company incurred interest expense of $7,532 for the year ended December 31, 2021 related to these unconverted notes and accrued interest payable of $36,262 as of December 31, 2021.

In 2022, the Company and the noteholders agreed to the conversion of the remaining $131,900 and related interest earned up to December 31, 2018 amounting to $12,823 to the following shares of the Company's stock:

	Amount converted	Shares issued	Conversion Price
Series Seed-1 preferred stock	$ 114,689	344,927	$ 0.3325
Series Seed-2 preferred stock	10,837	54,185	0.2000
Series Seed-6 preferred stock	2,092	41,839	0.0500
Series A preferred stock	10,000	110,497	0.0905
Class B common stock	7,105	35,527	0.2000
	$ 144,723		

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

The remaining unconverted interest payable of $23,439 was therefore forfeited and is recognized as part of other income in the 2022 statement of operations.

The convertible notes are subject to automatic conversion upon the next qualified equity financing (as defined in the note agreements) of not less than $2,500,000, or optional conversion upon a non-qualified financing at the majority holders' election. The conversion price on this conversion feature is either 33% premium or 20% to 80% discount (depends on class of equity to be converted), to pricing in the triggering equity financing or the share price implied by a valuation cap of $4,500,000 on the Company's fully diluted capital. The notes are also optionally convertible at maturity, where the conversion price under this conversion feature is at the share price implied by a valuation cap of $4,500,000 on the Company's fully diluted capital. If there is a corporate transaction (as defined in the agreement), the holders of the convertible notes may elect to convert to Class A common stock at the price per share implied by a valuation cap of $4,500,000 on the Company's fully diluted capital or take payment of 100% of the then outstanding principal plus accrued interest. The Company reviewed these notes for beneficial conversion features and determined the notes did not require discount for beneficial conversion features at the issuance dates.

2021 and 2022 Issuances

In 2021, the Company entered into an agreement to issue convertible notes with principal balance not exceeding $500,000. These notes shall bear 10% per annum and shall be due and payable upon request of the majority stockholders on or after May 9, 2022, or upon a change in control event.

The Company issued convertible notes for a total principal amount of $350,000 in 2021 and $150,000 in 2022. Principal balance outstanding for these notes amounted to $500,000 and $350,000 as of December 31, 2022 and 2021, respectively, making the balance as of December 31, 2022 due and demandable.

The Company incurred interest expense of $49,836 and $4,411 for the years ended December 31, 2022 and 2021, respectively. Accrued interest payable related to these notes amounted to $54,247 and $4,411 as of December 31, 2022 and 2021, respectively.

Any unpaid accrued interest on convertible notes is subject to automatic conversion upon the next qualified equity financing (as defined in the note agreements) of not less than $1,000,000, or optional conversion upon a non-qualified financing. The conversion price is equal to the cash price paid per share for the equity securities by the investors in the qualified financing. The issuance of equity securities pursuant to the conversion of these notes shall be upon and subject to the same terms and conditions applicable to equity securities sold in the qualified financing. The Company reviewed these notes for beneficial conversion features and determined the notes did not require discount for beneficial conversion features at the issuance dates.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

SAFE Agreements

2019-2020 Issuances

In 2019 to 2020, the Company issued simple agreements for future equity (SAFE agreements) in exchange for cash investments for total amount of $88,000 (the "Purchase Amount"). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon an equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by the conversion rate determined either (a) valuation cap price (as defined in the agreement as a share price determined by a $10,000,000 post-money valuation on the Company's fully diluted capitalization); or (b) a 20% discount (15% on one SAFE agreement) to the share pricing in the triggering round, whichever results in a greater number of shares of preferred stock.

In the case of a liquidity event (as defined in the SAFE agreement) before the termination of the SAFE, the investor has the option to either a) receive a cash payment equal to the Purchase Amount or b) the amount payable on the number of common stock shares equal to the Purchase Amount divided by the liquidity price (as defined in the agreement as a share price determined by a $10,000,000 post-money valuation on the Company's fully diluted capitalization).

The SAFE agreements provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections.

In 2021, some of the SAFE holders agreed to conversion but was not yet formalized and therefore remained as outstanding liability as of December 31, 2022 and 2021.

2021 Issuances

In 2021, the Company issued SAFE agreements in exchange for cash investments for total amount of $3,000,000 (the "Purchase Amount"). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's common stock or preferred stock ("Capital Stock") if and upon an equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's Capital Stock at a fixed pre-money valuation. The number of shares of Capital Stock the SAFE agreements convert into is the Purchase Amount divided by the conversion rate determined either (a) valuation cap price (as defined in the agreement as a share price determined by a $20,000,000 for $2,000,000 of the SAFE agreements and $30,000,000 for $1,000,000 of the SAFE agreements valuation on the Company's fully diluted capitalization); or (b) a 20% discount to the share pricing in the triggering round, whichever results in a greater number of shares of Capital Stock.

In the case of a liquidity event (as defined in the SAFE agreement) before the termination of the SAFE, the investor has the option to either a) receive a cash payment equal to the Purchase Amount or b) the amount payable on the number of common stock shares equal to the Purchase Amount divided by the liquidity price (as defined in the agreement as a share price determined by a $20,000,000 for $2,000,000 of the SAFE agreements and $30,000,000 for $1,000,000 of the SAFE agreements valuation on the Company's fully diluted capitalization).

See Independent Auditor's Report regarding 2021.
No assurance is provided regarding 2022.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

The SAFE agreements provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. As discussed in Note 6, the Regulation Crowdfunding conducted in December 2021 triggered the conversion of these SAFE agreements issued in 2021 totaling $3,000,000 to 8,728,221 shares of Class B common stock at conversion prices of $0.31-$0.46 per share.

On May 21, 2022 the Company and the holder of the $3,000,000 SAFE agreement agreed to amend the terms of the SAFEs to reflect the original intent of the parties. The definition of Equity Financing was redefined as: "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells in the aggregate at least $3,000,000 worth of Capital Stock at a fixed pre-money valuation. For purposes of this definition, "bona fide transaction" includes capital raised in any Regulation CF crowdfunding campaign beginning on or after December 29, 2021, but does not include any such crowdfunding campaign occurring before such date.

The Regulation Crowdfunding conducted in December 2021 does not meet the revised definition of Equity Financing resulting to a reversal of the issuance of 8,728,221 shares of Class B Common Stock in 2022.

2022 Issuances

In 2022, the Company issued SAFE agreements in exchange for cash investments for total amount of $340,000 (the "Purchase Amount"). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's common stock or preferred stock ("Capital Stock") if and upon an equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's Capital Stock at a fixed pre-money valuation. The number of shares of Capital Stock the SAFE agreements convert into is the Purchase Amount divided by the conversion rate determined by either (a) valuation cap price (as defined in the agreement as a share price determined by a $35,000,000 valuation on the Company's fully diluted capitalization); or (b) a 80% discount to the share pricing in the triggering round, whichever results in a greater number of shares of Capital Stock.

In the case of a liquidity event (as defined in the SAFE agreement) before the termination of the SAFE, the investor has the option to either a) receive a cash payment equal to the Purchase Amount or b) the amount payable on the number of common stock shares equal to the Purchase Amount divided by the liquidity price (as defined in the agreement as a share price determined by a $35,000,000 valuation on the Company's fully diluted capitalization).

NOTE 6: STOCKHOLDERS' DEFICIT

The Company authorized 36,441,310 shares of preferred stock at $0.000001 par value and 132,000,000 shares of common stock at $0.000001 par value. The Company designated its preferred stock as 6,552,714 shares of Series Seed-1 preferred stock, 2,611,616 shares of Series Seed-2 preferred stock, 2,018,566 shares of Series Seed-3 preferred stock, 2,309,579 shares of Series Seed-4 preferred stock, 1,814,742 shares of Series Seed-5 preferred stock, and 4,559,507 shares of Series Seed-6 preferred stock (the Series Seed-1 preferred stock, Series Seed-2 preferred stock, Series Seed-3 preferred stock,

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

Series Seed-4 preferred stock, Series Seed-5 preferred stock and Series Seed-6 preferred stock, collectively, are referred to as the "Series Seed preferred stock") and 16,574,586 shares of Series A preferred stock. The Company designated its common stock as 67,000,000 shares of Class A common stock and 65,000,000 shares of Class B common stock.

The original issuance price for each class of preferred stock is as follows:
- Series Seed-1 preferred stock: $0.3325
- Series Seed-2 preferred stock: $0.20
- Series Seed-3 preferred stock: $0.175
- Series Seed-4 preferred stock: $0.15
- Series Seed-5 preferred stock: $0.0613
- Series Seed-6 preferred stock: $0.05
- Series A preferred stock: $0.0905

All preferred stockholders have various other rights and preferences over common stockholders, including voting rights on an as-converted basis, and other protective provisions. The preferred stockholders have certain dividend preferences over common stockholders at a per share rate of 6% of each series of preferred stock's original issuance price (as defined above) per annum, and then ratable distribution of any additional dividends on an as-converted basis with common stock. The preferred stock is subject to an optional conversion right, where preferred stock is convertible into fully paid and non-assessable shares of Class B common stock at a 1:1 rate, with certain dilution protections. All shares of preferred stock are subject to automatic conversion into Class B common stock upon the earlier of an initial public offering with at least $30,000,000 gross proceeds or by vote or written consent of the requisite holders.

Preferred stockholders have liquidation preferences of (i) with respect to the Series Seed preferred stock, the product of 1.5 and applicable dilution protected original issue price per share (as defined above) and (ii) with respect to the Series A preferred stock, the applicable original issue price (as defined above), plus declared but unpaid dividends on such share. As of December 31, 2023 and 2021, the total liquidation preference was $6,502,608 and $6,301,182, respectively. All remaining assets of the Company after satisfaction of the preferred stock liquidation preferences are distributed to common stockholders, but preferred stockholders are entitled to instead receive proceeds on an as-converted basis should such proceeds be greater than the liquidation preference.

Class A common stock have voting rights of 10 votes per share and Class B common stock have voting rights of 1 vote per share. Preferred stock is entitled to vote with holders of Class B common stock on an as-converted basis. The Class A common stock is subject to an optional conversion, where Class A common stock is convertible into fully paid and no-assessable shares of Class B common stock at a 1:1 rate.

Preferred Stock

In 2020, the Company issued 1,215,466 shares of Series A preferred stock in conversion of notes payable with principal amount of $110,000 at a conversion price of $0.0905.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

In 2022, the Company and the noteholders agreed to the conversion of the remaining $131,900 and related interest earned up to December 31, 2018 amounting to $12,823 to the following Company stocks:

	Amount converted	Shares issued	Conversion Price
Series Seed-1 preferred stock	$ 114,689	344,927	$ 0.3325
Series Seed-2 preferred stock	10,837	54,185	0.2000
Series Seed-6	2,092	41,839	0.0500
Series A preferred stock	10,000	110,497	0.0905
Class B common stock	7,105	35,527	0.2000
	$ 144,723		

As of December 31, 2022 and 2021, 6,552,714 and 6,207,787 shares of Series Seed-1 preferred stock were issued and outstanding, 2,611,616 and 2,557,431 shares of Series Seed-2 preferred stock were issued and outstanding, 2,018,566 and 2,018,566 shares of Series Seed-3 preferred stock were issued and outstanding, 2,309,579 and 2,309,579 shares of Series Seed-4 preferred stock were issued and outstanding, 1,814,742 and 1,814,742 shares of Series Seed-5 preferred stock were issued and outstanding, 4,559,507 and 4,517,668 shares of Series Seed-6 preferred stock were issued and outstanding, and 9,862,971 and 9,752,474 shares of Series A preferred stock were issued and outstanding, all respectively.

Common Stock

Reg CF $0.17

In 2020, the Company conducted an offering of its Class B common stock under Regulation Crowdfunding (Reg CF) through StartEngine Secure, LLC at $0.17 per share. For the year ended December 31, 2021, the Company issued 575,306 shares of Class B common stock for total gross proceeds of $97,802. Total offering cost incurred related to this offering were $54,642 for the year ended December 31, 2021. Included in the 2021 offering cost was $21,613 of non-cash issuance of 127,135 shares of Class B common stock to StartEngine Secure, LLC as commission on the Reg CF campaign. During 2021, $49,078 of the invested funds from 2020 that were held in escrow as of December 31, 2020 were received.

Reg CF $0.74

In 2021, the Company conducted another offering of its Class B common stock under Regulation Crowdfunding (Reg CF) through StartEngine Secure, LLC at $0.74 per share. For the year ended December 31, 2021, the Company issued 195,926 shares of Class B common stock for total gross proceeds of $123,183. Total offering cost incurred related to this offering was $11,087 for the year ended December 31, 2021. Included in the 2021 offering cost was $2,464 of non-cash issuance of 3,919 shares of Class B common stock to StartEngine Secure, LLC as commission on the

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

Reg CF campaign. As of December 31, 2021, $114,560 of the invested funds is held under escrow and is recognized as escrow receivable in the balance sheet. These funds were received in 2022.

For the year ended December 31, 2022, the Company issued 984,539 shares of Class B common stock for total gross proceeds of $698,212. Total offering costs incurred related to the same offering amounted to $83,917 for the year ended December 31, 2022. Included in the 2022 offering cost was $16,088 of non-cash issuance of 23,845 shares of Class B common stock to Start Engine Secure, LLC as commission on the Reg CF campaign. As of December 31, 2022, $44,697 of the invested funds is held under escrow and is recognized as escrow receivable in the balance sheet.

This Reg CF offering triggered the conversion of the SAFE liability totaling $3,000,000 to 8,728,221 shares of Class B common stock at conversion prices of $0.31-$0.46 per share in 2021.

The total gross proceeds of the Reg CF offering did not meet the amended definition of Equity Financing (as discussed in Note 5) and reversed the issuance of 8,728,221shares of Class B Common Stock in 2022.

Other Issuances

In 2020, the Company issued 1,025,292 shares of Class B common stock at $0.17 per share for total proceeds of $174,300. Also in 2020, the Company issued 103,699 shares of Class B common stock in conversion of interest payable amounting to $20,784 at a conversion price of $0.2004, as discussed in Note 5.

In 2022, the Company issued 54,686 shares of Class B common stock as repayment for accrued interest related to notes payable amounting to $21,282 (or conversion prices of $0.20 and $0.74 per share).

As of December 31, 2022 and 2021, 8,855,781 and 8,855,781 shares of Class A common stock were issued and outstanding, and 9,573,797 and 17,238,948 shares of Class B common stock were issued and outstanding, all respectively.

Stock Options

The Company has adopted the 2013 Stock Plan (the "Plan"), which provides for the grant of shares of stock options to employees and non-employee directors. The Company has reserved 15,006,943 shares of Class B common stock for issuance under the Plan. The options generally have a term of ten years and vesting generally occurs immediately. As of December 31, 2022 and 2021, 1,421,693 and 1,476,840 shares of Class B common stock were available for grant, respectively.

A summary of options activities for the years ended December 31, 2022 and 2021 is as follows:

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

	December 31, 2022		December 31, 2021	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	13,521,400	$ 0.05	12,183,165	$ 0.04
Granted	92,647	$ 0.17	1,338,235	$ 0.17
Forfeited	(37,500)	$ 0.17	-	$ -
Outstanding - end of year	13,576,547	$ 0.05	13,521,400	$ 0.05
Exercisable at end of year	13,499,464	$ 0.05	13,371,400	$ 0.05
Intrinsic value of options outstanding at year-end	$ 1,595,390		$ 1,595,390	
Weighted average duration (years) to expiration of outstanding options at year-end	6.83		7.81	
Weighted average duration (years) to expiration of exercisable options at year-end	7.82		7.80	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Risk Free Interest Rate	1.37%-1.46%	0.36%-0.79%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	69.00%	69.00%
Expected Life (years)	5-6	5-6
Fair Value per Stock Option	$0.62	$0.10

The total grant date fair value of options issued during the years ended December 31, 2022 and 2021 was $57,351 and $129,621, respectively. The Company calculated its estimate of the value of the stock-based compensation granted for the years ended December 31, 2022 and 2021 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $51,942 and $116,767, respectively. As of December 31, 2022, there was $14,579 of unrecognized stock-based compensation, which will be recognized over a weighted average period of 18 months.

Warrants

Issuances

In 2020, the Company issued warrants to one of its lenders. The warrant expires after a 10-year term in 2030. The warrants provide the lender with the right to purchase up to 150,000 shares of Class B common stock at an exercise price of $0.01 per share. The warrants were valued under the Black-Scholes model at $3,450, which was recorded as a discount on the loan and amortized over its term.

The Black-Scholes fair value was determined using the following inputs:

Risk Free Interest Rate	0.67%
Expected Dividend Yield	0.00%
Expected Volatility	69.00%
Expected Life (years)	5
Fair Value per Stock Option	$0.023

In 2022, the Company issued warrants to one of its lenders. The warrant expires after a 10-year term in 2030. The warrants provide the lender with the right to purchase up to 2,000 shares of Class B common stock at an exercise price of $0.01 per share. The warrants were valued under the Black-Scholes model and had a trivial fair value and accordingly, were not recognized in the financial statements.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

Outstanding

Outstanding warrants for the purchase of Class B common stock as of December 31, 2022 and 2021 were 5,597,350 and 5,595,350, respectively. As of December 31, 2022 and 2021, no warrants have been converted into the Company's stock. As of December 31, 2022 and 2021, the weighted average exercise price of the outstanding warrants was $0.19 and $0.19 per share, with a weighted average duration to expiration of 3.9 and 4.9 years, and intrinsic value of $264,571 and $264,231, all respectively.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company has notes receivable from its CEO amounting to $60,513 and $37,469 as of December 31, 2022 and 2021, respectively, as discussed in Note 4.

The Company has notes payable to its CEO and his family amounting to $66,737 as of both December 31, 2022 and 2021, as discussed in Note 5.

For the year ended December 31, 2021, the Company recognized $15,486 in revenue from the sale of solar technology to its stockholder.

The Company paid $2,367 of consulting fees to one of its founders for the year ended December 31, 2021.

NOTE 8: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

SAFE and Convertible Note Conversions

As discussed in Note 5, the holders of SAFE agreements with outstanding amount of $58,000 agreed to the conversion of the outstanding liability to Company's stock but was not yet formalized through the issuance of these financial statements.

Options

As of December 31, 2022 and 2021, the Company made informal commitments to two employees to issue stock options in lieu of compensation totaling $66,500 and $49,500, respectively. Options issued related to this compensation were issued in 2023, as discussed in Note 11.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

NOTE 9: LEASE COMMITMENT

In October 2020, the Company entered into a lease agreement for office space, storage for solar applications, and assembly of components into electrical cabinets, which commenced on January 1, 2021 and for a period of three years ending December 31, 2023. The agreement called for a security deposit of $4,776 and one-month advance rental. The monthly rental fee is $2,250 for the first year, with subsequent annual rent increases of 3% over the next two years.

In June 2021, the term of the lease agreement was extended for eight months, from January 1, 2024 to August 31, 2024. Effective July 19, 2021, the lease premises was adjusted to include an additional 1,250 square feet, with additional base rent for the expanded premises of $1,022 in July 2021, $2,438 in August 1, 2021 to July 31, 2022, $2,511 in August 1, 2022 to July 31, 2023, $2,586 in the next five months, and $2,460 on the last eight months of the lease term.

The following is a schedule of operating lease liability as of December 31, 2022:

2023	$	59,163
2024	$	19,680
Total undiscounted cash flows		78,843
Unamortized interest	$	(2,317)
Present value of operating lease liability	$	76,526
Operating lease liability, current	$	57,138
Operating lease liability, non-current	$	19,388
Present value of operating lease liability	$	76,526

Supplemental cash flow information related to leases for the year ended December 31, 2022 are as follows:

Cash paid for amounts included in the measurement of lease libility:		
Operating cash flows for operating leases	$	52,749
Lease liability arising from obtaining right-of-use asset:		
Operating lease	$	125,309

For the years ended December 31, 2022 and 2021, the rent expense related to this lease amounted to $56,125 and $43,861, respectively.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

Company adopted this ASU on January 1, 2022 and its impact was discussed in Note 2 to the financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Regulation Crowdfunding (Reg CF) $0.74

Subsequent to December 31, 2022, the Company issued 815,495 shares of Class B common stock at $0.74 per share under the Reg CF offering for gross proceeds of $538,086 and incurred a total offering cost of $53,809. The Reg CF was concluded on March 15, 2023. In addition, 16,310 shares of Class B common stock is expected to be issued to StartEngine Secure, LLC as commission for the Reg CF campaign.

Stock Options

On March 29, 2023, the Company issued options for the issuance of 1,270,000 shares of Class B common stock with exercise prices of $0.05 per share.

Loan Conversion to SAFE Agreement

On March 10, 2023, the Company agreed with the holder of the convertible notes to cancel the $500,000 principal amount and any accrued interest under the loan in exchange for the issuance of SAFE. Estimated interest as of the date of the agreement amounted to $63,247 bringing the total amount to $563,247.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

Additional SAFE Issuances

In 2023, the Company issued various SAFE agreements for a total amount of $75,000 with the same terms and conditions as the 2022 SAFE issuances as discussed in Note 5.

Additional Compensation to a Key Officer

In January 2023, The Company agreed to provide one of its key officers 1,050,000 shares of phantom stock that will be given over a series of 14 successive monthly installments which will be considered to have started on November 1, 2022 and a requirement to complete the liquidity event requirement as defined in the offer letter. Further, the key officer will be issued 1,500,000 common stock options with a 4-year vesting period starting on November 1, 2022. This is subject to board approval as of April 26, 2023.

Management's Evaluation

Management has evaluated subsequent events through April 26, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Arnold Leitner, Principal Executive Officer of YouSolar, Inc., hereby certify that the financial statements of YouSolar, Inc. included in this Report are true and complete in all material respects.

Arnold Leitner

CEO